FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  February

                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media Information

                                                                2 February 2004

  BG Group finalises pre-emption negotiations for sale of Tangguh LNG interest

BG Group today announced that it signed Sale and Purchase Agreements (SPAs) on 30 January 2004 with Indonesia Natural Gas Resources Muturi, Inc. (INGRMI), a wholly owned subsidiary of LNG Japan Corporation and CNOOC Muturi Limited (CNOOC), a wholly owned subsidiary of CNOOC Limited, following their pre-emption of the previously announced sale of BG Group's 50% interest in the Muturi Production Sharing Contract (PSC) to Mitsui Indonesia Gas B.V. INGRMI will acquire 29.23% of BG Group's 50% interest, with CNOOC acquiring the remaining 20.77%.

The effective date of the transaction remains 1 January 2003 and the sale consideration is US$236 million in cash. INGRMI and CNOOC will pay the entire amount on completion of the deal. The asset has not yet commenced production, and has therefore not contributed to BG Group's profits.

Completion of the transaction is conditional on Indonesian government and partner approvals and is expected to be completed within the second quarter of 2004.

                                    - ENDS -

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.

Notes to Editors

Muturi and Tangguh

BG Group has a 50% operated interest in the Muturi PSC in West Papua. The Company's interest in the Muturi PSC provides it with a 10.73% interest in the Tangguh LNG project, based on independently certified proved reserves.

In July 1997, BG and ARCO (now BP) agreed to collaborate on the supply of gas to the proposed Tangguh LNG project. In October 1997, the Vorwata-4 well flowed gas at a tubing-limited rate of 36 mmscfd. This was followed by four further gas discoveries, drilled by BG and announced in May 1998, which proved the extension of the Vorwata field into the Muturi PSC. Following independent reserves assessment carried out by consultants DeGolyer and MacNaughton in August 1998, proved and probable gas reserves in the Wiriagar, Berau and Muturi PSCs were certified at 18.3 tcf.

In September 2002, the Tangguh partners announced the sale of 2.6 mtpa of LNG under a 25-year contract to the proposed Fujian importation terminal in China. On 19 December 2002, BG Group and its partners in the Tangguh LNG project signed the Tangguh Joint Venture Agreement (TJVA). The TJVA is subject to Government of Indonesia endorsement, but provides for the unitisation of the Muturi, Berau and Wiriagar PSCs and defines how the partners will work together further to develop and manage Tangguh. Under the TJVA and as previously mentioned, BG Group has a 10.73% interest in the project, with the opportunity to increase this equity interest if reserves in the area around the Mogoi Deep discovery are independently certified by 2006.

In August 2003, Tangguh signed Heads of Agreements with SK and POSCO for the sale of up to 1.35mtpa of LNG into Korea. The marketing of the remainder of Tangguh's capacity continues and first production is scheduled to begin in 2007.

Other than BG Group, the current participants in the PSC are CNOOC Muturi Limited with 44%, BP Muturi Holdings B.V. with 1%, and Indonesia Natural Gas Resources Muturi Inc, LNG Japan Corporation with 5%. LNG Japan Corporation is a joint venture between Nissho Iwai Corporation and Sumitomo Corporation.

BG Group

BG Group has four business segments - Exploration & Production, Liquefied Natural Gas, Transmission & Distribution and Power Generation. Active in some 20 countries on five continents, BG Groups's core geographical areas are the UK, Kazakhstan, Egypt, Trinidad & Tobago, South America and India. Internationally, the Company's operational strategy is to develop gas markets and construct infrastructure in tandem with its exploration interests.

Enquiries

Media                          Petrina Fahey                +44 (0) 118 929 3110

                                                            +44 (0) 7796 337 644

Investor Relations             Chris Lloyd/Brian McCleery/

                               Helen Parris                 +44 (0) 118 929 3025

                               Web www.bg-group.com

PR 10977


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 02 February 2004                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary